Openwave Systems Inc.
2100 Seaport Boulevard
Redwood City
California
March 21, 2008	94063
USA
Tel: 650.480.8000
Fax: 650.480.8100

Mark Kronforst

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Openwave Systems Inc.
Form 10-K for the Fiscal Year Ended June 30, 2007
Filed August 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 7, 2008
File no. 001-16073

Dear Mr. Kronforst:

We have received and reviewed your letter dated March 10, 2008. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the Fiscal Year Ended June 30, 2007

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies

(h) Revenue Recognition, page F-14

1. We note that you offer “new version coverage” which includes the right to receive “minor” and “major” version releases. We further note that you appear to be recognizing revenue for this element separately suggesting that you consider the new versions to be upgrades rather than products. Please explain to us, in detail, how you arrived at that conclusion.

Mark Kronforst

Securities and Exchange Commission

March 21, 2008

Response:

We consider software supplied under new version coverage to be upgrades as opposed to products. The new versions are strictly limited to the future enhancements of the product being purchased, on an if-and-when available basis. These enhancements are generally distributed in the form of software patches to those under new version coverage and include only additional functionality, or enhance performance, of the existing product. Product families are not included under new version coverage. We narrowly define new version in our initial purchase agreements. Below is an example of the standard language regarding new version coverage:

“New Version Coverage” or “NVC” is Openwave’s optional program that grants Licensee the right to receive any Major Release or Minor Release made generally available by Openwave during the Term of the NVC. The NVC does not include any Support Services, installation or consulting services, new products, optional enhancements or new or add-on products that are priced and sold separately by Openwave. In any period in which Licensee’s payment for NVC is not current, the NVC program coverage will be suspended. If Licensee elects to purchase NVC, then Licensee must purchase NVC concurrently with the licensing of such Licensed Software.

“Major Release” means a release of the Licensed Software that is made generally available by Openwave, if any, and is designated by a change in the number to the left of the decimal point of the version number of the Licensed Software (e.g. from 1.0 to 2.0). Openwave is the sole determiner of the availability and designation of a Major Release. Major Releases do not include new products, optional enhancements or new or add-on products that are priced and sold separately by Openwave.

“Minor Release” means a release of the Licensed Software that is made generally available by Openwave, if any, and is designated by a change in the number to the right of the first decimal point of the version number of the Licensed Software (e.g. from 1.2 to 1.3). Openwave is the sole determiner of the availability and designation of a Minor Release. Minor Releases do not include new products, optional enhancements or new or add-on products that are priced and sold separately by Openwave.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Notes to Condensed Consolidated Financial Statements—Unaudited

(5) Balance Sheet Components

(b) Long-term Investments, page 13

Mark Kronforst

Securities and Exchange Commission

March 21, 2008

2. We note that the fair value of certain auction rate securities was estimated by the investment firms that hold the investments. Please provide us with a summary of how these securities were valued by the investment firms and tell us how management determined that the valuation methodologies were “reasonable.” Also, tell us whether you consider such disclosures to be reference [sic] to third-party valuation specialists subject to Rule 436(b) of Regulation C.

Response: The Company estimated the fair value of its auction rate securities considering, among other things, the fair value estimates provided by the investment firm.

As of December 31, 2007, all illiquid auction rate securities were held by one investment firm and represent six different issuers. $17.0 million of the illiquid auction rate securities are “Triple X” structured obligations of special purpose reinsurance entities associated with life insurance companies and represent four separate issuers. $5.7 million of the illiquid auction rate securities are interest-bearing corporate debt obligations of two issuers. The interest and principal payments are made by the issuers using the cash generated by the operations of their business. The securities are not investments in collateralized assets.

For the quarter ended December 31, 2007, Management inquired into how the securities were valued by the investment firm. Below is a summary of their methodology:

A standard discounted cash flow model was used, based upon the future cash flows of the securities, discounted to an estimated maturity which varied by issuer. For the “Triple X” structured obligations, the investment firms used an estimated four year maturity, based on an assumed length of time necessary to achieve an economic environment where liquidity returns and/or the market environment would be conducive to refinancing. The investment firm determined the estimated maturity of four years and seven years, respectively, for the two corporate issuers, based on the weighted average years of their business portfolios plus one year.

The discount rate used was the 1-month Libor rate plus a spread. For the “Triple X” structured obligations, the discounted rates used were 3.5% and 4.0%. The corporate issuers used spreads of 3.0% and 3.25%.

Mark Kronforst

Securities and Exchange Commission

March 21, 2008

Management concluded that the values assigned to the auction rate securities were reasonable based on the following:

The securities represent rights to interest and principal paid by the issuer from their cash flows generated in conducting business. Thus, these cash flows represent the ultimate value to a holder of the security and a standard discounted cash flow model is deemed appropriate for use in valuation.

The issuers are believed to be creditworthy, and have not defaulted on interest payments. Furthermore, we noted that the principal payments of these securities are due in the years 2025 through 2052, making the presumption of defaults in principal payments unlikely. This further substantiates the use of a standard discounted cash flow model.

Until recently, these securities traded at par, which is a function of the interest rates being re-set to market rates often. Thus, par value represented fair value, which approximated recent trade value. Given the recent illiquidity of the market, these auctions have failed, but have not sold below par value. We believe that once liquidity improves and a continued lack of default in payments is demonstrated, the securities will trade at or very close to par in the future. Thus, the estimate of $0.8 million, or 3.5% below par value, is within expectations.

We obtained recent financial statements of the corporate debt issuers and noted positive cash flows. We also obtained prospectuses of all issuers and noted nothing that would suggest a default by the issuers. Additionally, we noted that the investment policies of the issuers mandate highly rated investments.

We also considered the strength of the insurers of these securities and noted that the insurers were still highly rated as of December 31, 2007 through the date of filing our 10-Q, and there was no indication that the value of the investment would have changed due to the insurers since the auctions began to fail.

We participated in discussion groups with Treasurers of other companies regarding the valuation methodology and resulting valuations. Through this we became aware of a case where a third party valuation had been sought and received by a company in Arizona, which had investments in the same auction rate securities as our holdings, with the exception of one investment. According to that Treasurer, the valuations of those investments supported the valuations produced by the investment firm. Additionally, we are aware of another company holding instruments from the same investment firm which, based on their own discounted cash flow model, produced results close to the reported valuations. They also looked at some differing scenarios but did not have reason to change the investment firm’s assumption. While we did not receive or rely upon the work performed by these other companies, we did not note anything in our discussions with them that led us to believe the valuation of these certain investments was unreasonable.

Mark Kronforst

Securities and Exchange Commission

March 21, 2008

Based on the above, we concluded that valuation methodologies were reasonable and the auction rate securities were fairly valued as of December 31, 2007.

We did not consider our disclosure to be a reference to third-party valuation specialists subject to Rule 436(b) of Regulation C. We mentioned that the valuation was performed by the investment firm because that is a departure from past procedures when they were valued at par. In the future we will ensure our disclosure does not construe such a reference and will modify such disclosure accordingly.

As requested in your comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 480-4924.

Sincerely,

/s/ Anne Brennan
Anne Brennan Interim Chief Financial Officer